The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement and the accompanying prospectus supplements and prospectus are not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
                                                Filed Pursuant to Rule 424(b)(5)
                                               Registration File No.: 333-121067

                 SUBJECT TO COMPLETION, DATED DECEMBER 14, 2005

PRELIMINARY PRICING SUPPLEMENT No. 9
to Prospectus Supplement dated May 18, 2005
to Prospectus Supplement dated May 18, 2005
and Prospectus dated May 18, 2005
                                 [    ] YEELDS(R)
                          LEHMAN BROTHERS HOLDINGS INC.
                           MEDIUM-TERM NOTES, SERIES H
    7.05% Yield Enhanced Equity Linked Debt Securities Due December 22, 2006
      Performance Linked to The Williams Companies, Inc. (WMB) Common Stock
Because these notes are part of a series of Lehman Brothers Holdings' debt securities called Medium-Term Notes, Series H, this preliminary pricing supplement and the accompanying prospectus supplement, dated May 18, 2005 (the
"YEELDS prospectus supplement") should also be read with the accompanying prospectus supplement, dated May 18, 2005 (the "MTN prospectus supplement") and the accompanying prospectus dated May 18, 2005 (the "base prospectus"). Terms used here have the meanings given them in the YEELDS prospectus supplement, the
MTN prospectus supplement or the base prospectus, unless the context requires otherwise.

    o    INDEX STOCK ISSUER: The Williams Companies, Inc. (WMB). WMB is not
         involved in this offering and has no obligation with respect to the notes.

    o    INDEX STOCK: The common stock of the index stock issuer.

    o    STATED MATURITY DATE: December 22, 2006, subject to postponement if the valuation date is postponed.

    o    VALUATION DATE: December 15, 2006, subject to postponement if a market disruption event occurs or if such day is not a scheduled trading day, as described under the caption "Description of the Notes--Settlement value" on page SS-12 of the YEELDS prospectus supplement.

    o    DETERMINATION PERIOD: Five business days.

    o    COUPON RATE: 7.05% per annum.

    o    COUPON PAYMENT DATES: Quarterly on the 22nd day of each March, June,
         September and December, starting from March, 22, 2006.

    o    COUPON RECORD DATES: 15 calendar days prior to each coupon payment date.

    o    PRINCIPAL AMOUNT: An amount per YEELDS equal to the initial value, and,
         in the aggregate, $[    ].

    o    LISTING: The YEELDS will not be listed on any exchange.

    o    EQUITY CAP PRICE: 125% of the initial value.

    o    INITIAL VALUE: The average execution price per share for the index stock that an affiliate of Lehman Brothers Holdings will pay to hedge
         Lehman Brothers Holdings' obligations under the notes.

    o    DENOMINATIONS: An amount equal to the initial value and integral multiples thereof.

    o    PAYMENT AT MATURITY: On the stated maturity date, Lehman Brothers
         Holdings will pay you, per YEELDS, the lesser of:
         (1) the alternative redemption amount; and
         (2) the equity cap price

    Because the principal amount is equal to the initial value, the alternative redemption amount per YEELDS will equal the settlement value.

    The settlement value will be based upon the adjusted closing price of the index stock on the valuation date, and shall generally be equal to the adjusted closing price multiplied by the multiplier, as described beginning on page PS-2 of this preliminary pricing supplement under "Settlement Value
    Based Upon Adjusted Closing Price".

    o    STOCK SETTLEMENT OPTION: Yes, at the option of Lehman Brothers Holdings at maturity, as described under the caption "Description of the
         Notes--Stock Settlement" on page SS-16 of the YEELDS prospectus supplement. Lehman Brothers Holdings will provide the trustee with not less than 15 calendar days' prior written notice if it elects the stock settlement option.

Investing in the notes involves risks. Risk Factors begin on page SS-6 of the
                         YEELDS prospectus supplement.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this preliminary pricing supplement, any accompanying YEELDS prospectus supplement or any accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                                   Per YEELDS           Total
                                                 --------------       ----------
Public offering price............................  $                    $
Underwriting discount............................  $                    $
Proceeds to Lehman Brothers Holdings.............  $                    $

Lehman Brothers Holdings has granted the underwriter an option to purchase,
within 13 days of the original issuance, up to an additional [   ] YEELDS on the
same terms and conditions set forth above solely to cover over-allotments, if any.

                             ----------------------

The notes are expected to be ready for delivery in book-entry form only through
The Depository Trust Company on or about December 21, 2005

                             ----------------------

                                 LEHMAN BROTHERS
December 14, 2005

               SETTLEMENT VALUE BASED UPON ADJUSTED CLOSING PRICE

Notwithstanding the statement in the YEELDS prospectus supplement in the first sentence under "Description of Notes--Settlement value" that the settlement value will be based upon the closing price of the index stock, in the case of the YEELDS offered hereby, the settlement value will be based upon the adjusted closing price of the index stock on the valuation date, and shall generally be equal to such adjusted closing price multiplied by the multiplier then in effect. Adjustments to the closing price will occur, as described below, if The
Williams Companies, Inc. changes the per share amount of cash dividends it pays on its shares of common stock during the term of the YEELDS.

The adjusted closing price of The Williams Companies, Inc. common stock on any scheduled trading day will equal the closing price of such common stock on such scheduled trading day, plus the dividend adjustment amount (which may be a negative number) in effect on such scheduled trading day. The dividend adjustment amount shall initially be zero.

If, during the period from, but excluding, the date of this preliminary pricing supplement to the valuation date, holders of record of shares of common stock of
The Williams Companies, Inc. are entitled to receive a cash dividend (other than an extraordinary cash dividend, as determined by the calculation agent in its good faith judgment) from The Williams Companies, Inc. and the amount of the cash dividend is less than the base dividend (as described below) per share of common stock, including if The Williams Companies, Inc. fails to declare or make the cash dividend payments described below in the description of "base dividend"
(as determined by the calculation agent in its sole and absolute discretion), the dividend adjustment amount then in effect shall be reduced on the ex-dividend date for The Williams Companies, Inc. dividend (any such day, an
"effective adjustment date") by an amount equal to the difference between the base dividend and the new dividend. Any such downward adjustment of the dividend adjustment amount may decrease the amount you receive upon maturity. The "base dividend" shall be $0.075, the amount of the quarterly dividend per share of common stock most recently paid by The Williams Companies, Inc. prior to the date of this preliminary pricing supplement. The base dividend is subject to adjustment in the event of certain events affecting the shares of common stock of The Williams Companies, Inc. such as share splits, reverse share splits or reclassifications, as determined by the calculation agent, in its good faith judgment. If the calculation agent determines in its sole and absolute discretion that The Williams Companies, Inc. has failed to declare or make a quarterly dividend payment, the effective adjustment date for adjusting the dividend adjustment amount will be the first business day immediately following
April 22, 2006, July 22, 2006, October 22, 2006 and the valuation date, as applicable.

If, during the period from, but excluding, the date of this preliminary pricing supplement to the valuation date, holders of record of The Williams Companies,
Inc. common stock are entitled to receive a cash dividend (other than an extraordinary cash dividend, as determined by the calculation agent in its good faith judgment) from The Williams Companies, Inc. and the amount of the dividend is more than the base dividend per share, the dividend adjustment amount then in effect shall be increased on the effective adjustment date by an amount equal to the excess of the new dividend over the base dividend. Any such upward adjustment to the dividend adjustment amount may increase the amount you receive upon maturity.

The dividend adjustment amount in effect at any time shall be adjusted in the event of certain events affecting the shares of common stock of The Williams
Companies, Inc., such as share splits, reverse share splits or reclassifications, as determined by the calculation agent, in its good faith judgment.

You may call Lehman Brothers Inc. at 212-526-0905 to obtain the current value of the dividend adjustment amount.

                                      PS-2

                     EXAMPLES OF AMOUNT PAYABLE AT MATURITY

Here are three examples of the amount that may be payable on the stated maturity date. In each of these examples it is assumed that The Williams Companies, Inc.
does not pay any cash dividends on its shares of common stock during the term of the YEELDS. In each of these examples, it is assumed that the initial value is
$25.00 and the equity cap price is $31.25.

EXAMPLE 1. ASSUMING THE SETTLEMENT VALUE IS $20.00:

As a result, because the settlement value of $20.00 is less than $31.25, on the stated maturity date, you would receive $20.00 per YEELDS, plus accrued but unpaid coupon payments.

In the case of stock settlement in this example, you would receive on the stated
maturity date the number of shares of the index stock and cash having a value on the valuation date equal to $20.00 per YEELDS, plus accrued but unpaid coupon payments. Accordingly, you would receive on the stated maturity date if you held one YEELDS, one share of index stock, plus accrued but unpaid coupon payments.

EXAMPLE 2.  ASSUMING THE SETTLEMENT VALUE IS $27.00:

As a result, because the settlement value of $27.00 is less than $31.25, on the stated maturity date, you would receive $27.00 per YEELDS, plus accrued but unpaid coupon payments.

In the case of stock settlement in this example, you would receive on the stated
maturity date a number of shares of the index stock and cash having a value on the valuation date equal to $27.00 per YEELDS, plus accrued but unpaid coupon payments. Accordingly, you would receive on the stated maturity date if you held one YEELDS, one share of index stock, plus accrued but unpaid coupon payments.

EXAMPLE 3.  ASSUMING THE SETTLEMENT VALUE IS $35.00:

As a result, because $31.25 is less than the settlement value of $35.00, on the stated maturity date, you would receive $31.25 per YEELDS, plus accrued but unpaid coupon payments.

In the case of stock settlement in this example, you would receive on the stated
maturity date a number of shares of the index stock and cash having a value on the valuation date equal to $31.25 per YEELDS, plus accrued but unpaid coupon payments. Accordingly, you would receive on the stated maturity date if you held one YEELDS, $31.25 in cash, plus accrued but unpaid coupon payments. To the extent that you hold more than one YEELDS, the calculations of cash payments in lieu of fractional shares would be made on an aggregate, rather than on a per
YEELDS, basis. For example, if you held 510,204 YEELDS, you would receive on the stated maturity date in total, 455,539 shares of index stock and $10.00 in cash, plus accrued but unpaid coupon payments.

To the extent the actual settlement value, initial value or equity cap price or trigger price differs from the values assumed above or that The Williams
Companies, Inc. changes the amount of the cash dividends it pays, the results indicated above would be different.

                                      PS-3

                      INDEX STOCK ISSUER AND INDEX STOCK

THE WILLIAMS COMPANIES, INC.

Lehman Brothers Holdings has obtained the following information regarding The
Williams Companies, Inc. from The Williams Companies, Inc.'s reports filed with the SEC.

The Williams Companies, Inc. is a natural gas company originally incorporated under the laws of the state of Nevada in 1949 and reincorporated under the laws of the state of Delaware in 1987. The company began in 1908 when two Williams brothers began a construction company in Fort Smith, Arkansas. Today, the company primarily finds, produces, gathers, processes and transports natural gas. The company also manages a wholesale power business. The company's operations are concentrated in the Pacific Northwest, Rocky Mountains, Gulf
Coast, Southern California and Eastern Seaboard. Substantially all the company's operations are conducted through subsidiaries. To achieve organizational and operating efficiencies, the company's activities operate through the following business segments: Power, Gas Pipeline, Exploration & Production, Midstream and
Other.

The index stock is registered under the Securities Exchange Act of 1934.
Companies with securities registered under that Act are required to file periodically certain financial and other information specified by the SEC.
Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC or through the SEC's website described under "Where You Can Find More Information" on page 58 of the accompanying base prospectus. In addition, information regarding the index stock issuer may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.

HISTORICAL INFORMATION ABOUT THE INDEX STOCK

The shares of common stock of The Williams Companies, Inc. are listed on The New
York Stock Exchange under the symbol "WMB".

The following table presents the high and low closing prices for the shares of common stock of The Williams Companies, Inc., as reported on The New York Stock
Exchange during each fiscal quarter in 2002, 2003, 2004 and 2005 (through the business day immediately prior to the date of this preliminary pricing supplement), and the closing price at the end of each quarter in 2002, 2003,
2004 and 2005 (through the business day immediately prior to the date of this preliminary pricing supplement).

It is impossible to predict whether the price of the index stock will rise or fall. The historical prices of the index stock are not indications of future performance. Lehman Brothers Holdings cannot assure you that the prices of the index stock will remain at, or increase above, the initial value; accordingly, there can be no assurance that the payment you receive at maturity will equal or exceed the principal amount. The historical prices below have been adjusted to reflect any stock splits or reverse stock splits.

All information in the table that follows was obtained from Bloomberg L.P., without independent verification.

                                      PS-4

                                              HIGH        LOW      PERIOD END
                                              ----        ---      ----------
2002
    First Quarter .......................  $ 25.97    $ 14.53     $  23.56
    Second Quarter ......................    24.17       5.47         5.99
    Third Quarter .......................     6.32       0.88         2.26
    Fourth Quarter ......................     3.06       1.35         2.70
2003
    First Quarter .......................  $  4.74     $ 2.60      $  4.58
    Second Quarter ......................     8.77       4.87         7.90
    Third Quarter .......................     9.42       6.20         9.42
    Fourth Quarter ......................    10.62       8.94         9.82
2004
    First Quarter .......................  $ 11.30     $ 8.75      $  9.57
    Second Quarter ......................    12.23       9.89        11.90
    Third Quarter .......................    12.51      11.45        12.10
    Fourth Quarter ......................    17.10      12.35        16.29
2005
    First Quarter .......................  $ 19.29    $ 15.29     $  18.81
    Second Quarter ......................    19.21      16.29        19.00
    Third Quarter .......................    25.05      19.16        25.05
    Fourth Quarter (through Dec. 13th) ..    25.40      19.97        23.78

                                      PS-5

                              HYPOTHETICAL RETURNS

The table below illustrates, for a range of hypothetical settlement values on the valuation date, in each case assuming that (a) the investment is held from the date on which the YEELDS are first issued until the stated maturity date,
(b) The Williams Companies, Inc. does not change the amount of the cash dividends that it pays on its shares of common stock during the term of the
YEELDS, (c) the initial value is $25.00, (d) the equity cap price is $31.25:

o        the percentage change from the issue price to the hypothetical settlement value on the valuation date;

o        the total coupon payments paid or payable on or before the stated
         maturity date per YEELDS;

o        the hypothetical total amount payable per YEELDS on the stated maturity date;

o        the hypothetical total annualized yield on the YEELDS on the stated
         maturity date; and

o        the hypothetical total annualized yield from direct ownership of the index stock.

                   PERCENTAGE CHANGE
                     FROM $22.06          TOTAL COUPON           HYPOTHETICAL       HYPOTHETICAL TOTAL
HYPOTHETICAL            TO THE           PAYMENT PAID OR            AMOUNT        ANNUALIZED YIELD ON      HYPOTHETICAL TOTAL
 SETTLEMENT          HYPOTHETICAL     PAYABLE ON OR BEFORE       PAYABLE PER          THE NOTES             ANNUALIZED YIELD
VALUE ON THE          SETTLEMENT            THE STATED            YEELDS ON             ON THE                FROM  DIRECT
 VALUATION           VALUE ON THE        MATURITY DATE            THE STATED        STATED MATURITY           OWNERSHIP OF
   DATE             VALUATION DATE         PER YEELDS          MATURITY DATE (1)     PER YEELDS (2)            INDEX STOCK

  $15.000                -40%               $1.7674                $15.000              -33.8%                   -39.9%
  $20.000                -20%               $1.7674                $20.000              -13.3%                   -20.0%
  $22.500                -10%               $1.7674                $22.500               -3.0%                   -10.0%
  $25.000                  0%               $1.7674                $25.000                7.2%                     0.0%
  $27.500                 10%               $1.7674                $27.500               17.5%                    10.0%
  $30.000                 20%               $1.7674                $30.000               27.7%                    19.9%
  $35.000                 40%               $1.7674                $31.250               32.8%                    39.9%
  $40.000                 60%               $1.7674                $31.250               32.8%                    59.8%
  $45.000                 80%               $1.7674                $31.250               32.8%                    79.7%
  $50.000                100%               $1.7674                $31.250               32.8%                    99.6%

_______________________

(1) Excludes accrued but unpaid coupon payments payable on the stated maturity date.
(2) The hypothetical total annualized yield on the stated maturity date represents the coupon rate per year used in determining the present values, discounted to the original issue date (computed on the basis of a 360-day year of twelve 30-day months compounded annually), of all payments made or to be made on the YEELDS, including the amount payable on the stated
    maturity date and all coupon payments through the stated maturity date, the sum of these present values being equal to the original issue price.

The above figures are for purposes of illustration only. The actual amount received by investors and the resulting total and pre-tax rates of return will depend entirely on the actual settlement value determined by the calculation agent. In particular, the actual settlement value could be lower or higher than those reflected in the table.

You should compare the features of the YEELDS to other available investments before deciding to purchase the YEELDS. Due to the uncertainty concerning the settlement value on the valuation date, the return on investment with respect to the YEELDS may be higher or lower than the return available on other securities issued by Lehman Brothers Holdings or by others. You should reach an investment decision only after carefully considering the suitability of the YEELDS in light of your particular circumstances.

                                      PS-6

                        SUPPLEMENTAL PLAN OF DISTRIBUTION

Lehman Brothers Holdings has agreed to sell to Lehman Brothers Inc. and Lehman
Brothers Inc. has agreed to purchase, all of the YEELDS at the price indicated
on the cover of this preliminary pricing supplement.

Lehman Brothers Holdings has agreed to indemnify Lehman Brothers Inc. against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that Lehman Brothers Inc. may be required to make relating to these liabilities as described in the MTN prospectus supplement and the base prospectus.

Lehman Brothers Inc. will offer the YEELDS initially at a public offering price equal to the issue price set forth on the cover of this preliminary pricing supplement. After the initial public offering, the public offering price may from time to time be varied by Lehman Brothers Inc.

Lehman Brothers Holdings has granted to Lehman Brothers Inc. an option to purchase, at any time within 13 days of the original issuance of the YEELDS, up
to [    ] additional YEELDS solely to cover over-allotments. To the extent that the option is exercised, Lehman Brothers Inc. will be committed, subject to certain conditions, to purchase the additional YEELDS. If this option is exercised in full, the total public offering price, the underwriting discount
and proceeds to Lehman Brothers Holdings would be approximately $[    ], $[    ]
and $[    ], respectively.

Lehman Brothers Holdings expects to deliver the YEELDS against payment on or about December 21, 2005, which is the fifth business day following the date of this preliminary pricing supplement.

Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if any purchaser wishes to trade the YEELDS on the date of this preliminary pricing supplement, it will be required, by virtue of the fact that the YEELDS initially will settle on the fifth business day following the date of this preliminary pricing supplement, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.

An affiliate of Lehman Brothers Holdings will enter into a swap transaction in connection with the notes and will receive customary compensation for that transaction.

                                      PS-7

                          [            ] YEELDS(R)

                          LEHMAN BROTHERS HOLDINGS INC.
                           MEDIUM-TERM NOTES, SERIES H

    7.05% YIELD ENHANCED EQUITY LINKED DEBT SECURITIES DUE DECEMBER 22, 2006
      PERFORMANCE LINKED TO THE WILLIAMS COMPANIES, INC. (WMB) COMMON STOCK

                             ----------------------

                         PRELIMINARY PRICING SUPPLEMENT
                                DECEMBER 14, 2005

                        (INCLUDING PROSPECTUS SUPPLEMENT
                               DATED MAY 18, 2005,

                              PROSPECTUS SUPPLEMENT
                             DATED MAY 18, 2005 AND

                                   PROSPECTUS
                               DATED MAY 18, 2005)

                             ----------------------

                                 LEHMAN BROTHERS